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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                              PBOC HOLDINGS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  69316G 10 8
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Michael S. Dreyer
                         Dreyer, Edmonds & Associates
                      355 South Grand Avenue, Suite 4150
                      Los Angeles, California 90071-3103
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 7, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box(TM).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BIL Securities (Offshore) Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) (TM)
                                                                (b) (TM)
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

          Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

                N/A
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New Zealand
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                               1,912,272
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                  -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                               1,912,272
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                               -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,912,272
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      (TM)
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

           CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer

     This Schedule 13D relates to the shares of Common Stock, $0.01 par value ("the Common Stock"), of PBOC Holdings, Inc. (the "Issuer"). The Issuer is a Delaware corporation, and its principal executive office is located at 5900 Wilshire Boulevard, Los Angeles, California 90036.


Item 2.   Identity and Background

(a)  Name of Person Filing:

     This Statement is being filed by BIL Securities (Offshore) Limited ("Reporting Person").

(b)  State of Other Place of Organization:

     New Zealand

(c)  Principal Business:

     The principal business of the Reporting Person is investing.

(d)  Address of Principal Business:

     Level 12, Colonial Bldg.
     117 Customhouse Quay
     PO Box 5108
     Wellington, New Zealand

(e)  Address of Principal Office:

     Level 12, Colonial Bldg.
     117 Customhouse Quay
     PO Box 5108
     Wellington, New Zealand

(f) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(g) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.   Purpose of Transaction.

     The Reporting Person will dispose of all of its interest in the Issuer pursuant to the transaction described in Item 6.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person has beneficial ownership, as defined in Rule 13d-3(a), of an aggregate of 1,912,272 shares of Common Stock of the Issuer, which represents approximately 9.6% of the outstanding shares of Common Stock.

     (b) The Reporting Person has sole voting power with respect to 1,912,272 shares of Common Stock. The Reporting Person has sole dispositive power over the 1,912,272 shares of Common Stock, subject to the Stock Purchase Agreement described in Item 6, under which, subject to certain contingencies, the Reporting Person as agreed to transfer all of the shares to the purchasers pursuant to the terms of the Stock Purchase Agreement.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On November 7, 2000, the Reporting Person entered into a Stock Purchase Agreement with FBOP Corporation (the "Purchaser") for the sale of its 1,912,272 shares of the Issuer's Common Stock at a price of $10.00 per share. The obligation of the Purchaser to purchase the shares is subject to certain contingencies, including approval of applicable federal bank regulatory agencies.

Item 7.   Material to Be Filed as Exhibits Signature

     1. Stock Purchase Agreement by and between FBOP Corporation or its Affiliate(s) and BIL Securities (Offshore) LTD.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2000


BIL Securities (Offshore) Limited



    /s/ Michael S. Dreyer
---------------------------------------
By:     Michael S. Dreyer
Title:  Authorized Agent